March 13, 1998



Shareholders of Accessor Funds, Inc.
Small to Mid Cap Portfolio

                  Re:      Accessor Funds, Inc.
                           Proxy Material
Dear Shareholder:

         The enclosed proxy materials cover matters that the Board of Directors of Accessor Funds, Inc. (the "Fund") asks you to approve with regard to the Small to Mid Cap Portfolio.

         The Money Manager of the Small to Mid Cap Portfolio (the "Small Cap Portfolio") has requested a modification of its fee structure. The modification could increase the fee paid to the Money Manager by 0.10% or decrease the fee by 0.10%. This modification would allow the Money Manager to earn as much as 0.42% or as little as 0.00%. The Basic Fee would be eliminated. The Board of Directors of the Fund has reviewed this request and believes that it is in the best interests of the shareholders of the Small Cap Portfolio to make these changes.

         In addition, the Money Manager, currently Symphony Asset Management, Inc. ("Symphony Inc.") has informed the Directors that all new advisory relationships are being established with Symphony Asset Management LLC ("Symphony LLC"). Symphony LLC is a registered investment advisory affiliate of Symphony Inc., operating under the same management, with the same personnel, at the same address as Symphony Inc. The Board was advised that existing advisory relationships are being shifted to Symphony LLC with the intention of eventually phasing out Symphony Inc.
Accordingly, a new Money Manager Agreement will be signed with Symphony LLC.

         As money manager for the Small Cap Portfolio, Symphony's performance has been excellent, and it is currently earning the highest incentive fee permissible under the current Money Manager Agreement. Symphony will maintain its investment style and process, and will continue to view the Fund as an important client. The New Money Manager Agreement to modify the fee structure to the Small Cap Portfolio must therefore be approved by the shareholders of the Small Cap Portfolio.

         The Board of Directors has carefully considered the proposal and recommends your "yes" vote. Please cast your vote. Many shareholders think their votes are not important. To the contrary, they are vital. The Special Meeting scheduled for April 27, 1998, will have to be adjourned without conducting any business if less than a majority of the eligible shares are represented. If that occurs, the Small Cap Portfolio, at shareholders' expense, may have to continue to solicit votes until a quorum is obtained. I want to thank you for your participation as a shareholder. I encourage you to read the enclosed proxy materials carefully and return your vote promptly. Please be sure to complete, sign and date each proxy card if there is more than one in your materials.

         Should you have any questions, please do not hesitate to contact the Fund at 1-800-759-3504.

                                          Very truly yours,



                                          J. Anthony Whatley III
                                          President and Chief Executive Officer